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.ITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2002
385

SEC FILE NUMBER
8- 51080

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Westcott Securities, LLC

OFFICIAL USE ONLY
45532
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Westcott Drive
(No. and Street)

Houston, (City) Texas (State) 77007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melinda G. LeGaye (281) 367-0380
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hopkins, Vetters, Palmerton & Co., P.C.
(Name — *if individual, state last, first, middle name*)

One Riverway, Suite 1000 Houston, Texas 77056
(Address) (City) (State) Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Melinda G. LeGaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westcott Securities, L.L.C., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature
Melinda G. LeGaye
Financial and Operations Principal
Title

Notary Public

DEBRA M. SALDIVAR
Notary Public, State of Texas
My Commission Expires
December 01, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTCOTT SECURITIES, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

<u>CONTENTS</u>

Harper & Pearson Company — Certified Public Accountants

Professional Corporation

INDEPENDENT AUDITOR'S REPORT

To the Members
Westcott Securities, L.L.C.
Houston, Texas

We have audited the accompanying balance sheet of Westcott Securities, L.L.C. at December 31, 2001 and the related statements of income and members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Westcott Securities, L.L.C. and schedule II as of December 31, 2000 were audited by Hopkins, Vetters, Palmerton & Co., P.C., who merged with Harper & Pearson Company, P.C. as of May 1, 2001 and whose report dated February 21, 2001 expressed an unqualified opinion on those statements and schedules.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westcott Securities, L.L.C. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company

Houston, Texas
February 19, 2002

WESTCOTT SECURITIES, L.L.C.
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Cash and equivalents	$ 110,455	$ 58,357
Deposit with clearing agent	25,000	25,000
Receivable from clearing agent and other	16,642	14,772
Due from related entity	-	58
Other assets, net	15,000	15,000
TOTAL ASSETS	$ 167,097	$ 113,187

LIABILITIES AND MEMBERS' EQUITY

	2001	2000
Liabilities	$ -	$ -
Members' equity	167,097	113,187
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 167,097	$ 113,187

The accompanying notes are an integral part of the financial statements.

WESTCOTT SECURITIES, L.L.C.
STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES		
Commissions	$ 319,478	$ 343,665
Other income	58,806	18,845
TOTAL REVENUES	378,284	362,510
EXPENSES		
Clearing agent fees	148,138	114,733
Management fees	135,732	194,558
Exchange fees and membership dues	24,674	39,082
Insurance and bonds	-	6,172
Interest expense	-	17
Other operating expenses	15,830	7,845
TOTAL EXPENSES	324,374	362,407
NET INCOME	53,910	103
MEMBERS' EQUITY, BEGINNING OF PERIOD	113,187	113,084
MEMBERS' EQUITY, END OF PERIOD	$ 167,097	$ 113,187

The accompanying notes are an integral part of the financial statements.

WESTCOTT SECURITIES, L.L.C.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 53,910	$ 103
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in operating assets and liabilities		
Receivable from clearing agent and other	(1,870)	82
Due from related entity	58	-
Accounts payable	-	(150)
Net cash provided by operating activities	52,098	35
NET INCREASE IN CASH AND EQUIVALENTS	52,098	35
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	58,357	58,322
CASH AND EQUIVALENTS AT END OF YEAR	$ 110,455	$ 58,357

The accompanying notes are an integral part of the financial statements.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Westcott Securities, L.L.C. ("the Company") was formed under Texas State Law as a limited liability company. The Company commenced active operations in May, 1998.

Nature of Operations – The Company is licensed as a broker/dealer of securities. It acts in an agency capacity as an introducing broker on a fully-disclosed basis providing brokerage services for its customers through a clearing agent and charging a commission for those services. Accordingly, the Company has claimed an exemption from Rule 15c3-3 under section (K)(2)(ii). The Company's operations are regulated by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). Its principal market is the general public in the Southeastern region of Texas.

Cash Flow Statement – For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that were not held for sale in the ordinary course of business. These were principally money market funds.

Deposit with Clearing Agent – Deposits with clearing agent, which are cash, are valued at cost which approximates market value.

Commissions and Clearing Fees – Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

The Company contracts with a clearing agent for all securities transactions made on behalf of its customers. The clearing agent clears and settles customers' transactions in exchange for a clearing fee. The Company does not maintain securities or accounts for its customers, but acts only as their broker. Receivable from clearing agent represents the Company's share of commissions for transactions conducted through the clearing agent.

Federal Income Taxes – The Company was formed under state law as a limited liability company. As a limited liability company, it is considered a partnership under the provisions of the Internal Revenue Code of 1986. The Company's income, losses, and tax credits will be included in the individual income tax returns of the Members. Accordingly, the Company does not record a provision for Federal income taxes.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B CASH DEPOSITS WITH CLEARING AGENT

Cash in the amount of $25,000 has been deposited with the Company's clearing agent. The deposit is designed to assure the Company's performance of its obligations under the agreement for services with the clearing agent.

NOTE C NET CAPITAL REQUIREMENTS

Under Rule 15c3-1, the Company must maintain at all times a minimum net capital which consists of the greater $50,000 or 6 2/3% of aggregate indebtedness; the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2001.

Net Capital - Actual (Schedule I)	$ 142,548
Net Capital - Required (Schedule I)	50,000
Excess Net Capital	$ 92,548
Aggregate Indebtedness to Net Capital	0.00 to 1

The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2000.

Net Capital - Actual (Schedule II)	$ 84,618
Net Capital - Required (Schedule II)	50,000
Excess Net Capital	$ 34,618
Aggregate Indebtedness to Net Capital	0.00 to 1

NOTE D STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The basic financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors as there were no such liabilities during 2001 and 2000.

NOTE E RELATED PARTY TRANSACTIONS

The Company executes brokerage transactions for customers referred from an entity related through common ownership. Commissions earned on these transactions are recorded as revenues of the Company.

In addition, the Company has a management fee agreement with the above referenced entity that provides for personnel, facilities, and certain other operating expenses. Management fees incurred by the Company were $135,732 and $194,558 in 2001 and 2000, respectively.

NOTE F CONCENTRATIONS AND CREDIT RISK

Credit Risk – The Company's bank balances, which were approximately $110,000 and $58,000 at December 31, 2001 and 2000 are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. It is the Company's practice to utilize high net worth financial institutions to minimize its credit risk.

The Company is engaged in various trading and brokerage activities in which the counter parties primarily include broker-dealers, banks and other financial institutions. In the event a counter party does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standings of each counter party.

WESTCOTT SECURITIES, L.L.C.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

TOTAL MEMBERS' EQUITY	$ 167,097
LESS NONALLOWABLE ASSETS	
Accounts receivable - Clearing Broker	(8,799)
Accounts receivable	(750)
Other assets	(15,000)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	142,548
HAIRCUTS ON SECURITIES	-
NET CAPITAL	142,548
MINIMUM NET CAPITAL - GREATER OF:	
6 2/3% aggregate indebtedness	
Minimum dollar requirements of $50,000	50,000
EXCESS OF NET CAPITAL	$ 92,548

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2001)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 142,548
RECONCILING ITEMS OR DIFFERENCES	-
NET CAPITAL PER ABOVE	$ 142,548

See independent auditor's report.

WESTCOTT SECURITIES, L.L.C.
SCHEDULE II
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2000

TOTAL MEMBERS' EQUITY	$ 113,187
LESS NONALLOWABLE ASSETS	
Due from related entity	(58)
Receivables	(9,511)
Other assets	(15,000)
Other reductions	(4,000)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	84,618
HAIRCUTS ON SECURITIES	-
NET CAPITAL	84,618
MINIMUM NET CAPITAL - GREATER OF:	
6 2/3% aggregate indebtedness	
Minimum dollar requirements of $50,000	50,000
EXCESS OF NET CAPITAL	$ 34,618

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2000)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 84,618
RECONCILING ITEMS OR DIFFERENCES	-
NET CAPITAL PER ABOVE	$ 84,618

See independent auditor's report.

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

See independent auditor's report.